VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:	Flextronics International Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed on May 23, 2011
File No. 000-23354

Ladies and Gentlemen:

On behalf of Flextronics International Ltd., a Singapore company (the “Company” or “Flextronics”), we are providing this letter in response to the comment raised in the letter dated August 23, 2011 (the “2nd Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Jonathan Hoak, Senior Vice President and General Counsel of the Company.  Set forth below is the Company’s response to the Staff’s comment.  To facilitate your review, the Staff comment, as set forth in the 2nd Comment Letter, is reprinted in italics and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 15.  Exhibits and Financial Statement Schedules

Note 7.  Commitments and Contingencies, page 87

We note your revised disclosure provided in response to prior comment 4.  Please revise your disclosures further in future filings to refer to “probable” and/or “reasonably possible” losses instead of “possible losses” to be consistent with terminology of ASC 450. In this regard, please note that your use of the term

Page 2	Ms. Kathleen Collins
August 30, 2011

“possible” is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote. Please provide the proposed revised disclosures that you intend to include in future filings.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it will revise its disclosure in its future filings to more clearly indicate, if true, that, as of the end of the applicable period the Company believes any losses that are probable or reasonably possible resulting from claims in the shareholder class action lawsuit would not be material to the financial statements as a whole.

The Company respectfully submits to the Staff the Company will make the following change in the footnote disclosures for its Legal Contingencies beginning with the report on Form 10-Q that will be filed for the quarter ended September 30, 2011 (changes from the disclosure in the Company’s Quarterly Report for the period ended July 1, 2011 filed on Form 10-Q with the Securities and Exchange Commission on August 9, 2011, which incorporates the revisions proposed in the Company’s response to the Comment Letter dated August 2, 2011 have been underscored).

“On June 4, 2007, a shareholder class action lawsuit was filed in Santa Clara County Superior Court. The lawsuit arises out of the merger with Solectron Corp. in 2007 and other defendants include selected officers of the Company, Solectron and Solectron’s former directors and officers. On behalf of the class, the plaintiff seeks compensatory, rescissory, and other forms of damages, as well as attorneys’ fees and costs. The plaintiff does not seek a jury trial.  On August 12, 2010, the Court certified a class of all former Solectron shareholders that were entitled to vote and receive cash or shares of the Company’s stock in exchange for their shares of Solectron stock following the merger. On April 21, 2011, the Court granted a request by the plaintiff’s counsel to withdraw as class counsel, and ordered the plaintiff to retain new counsel by June 24, 2011. The plaintiff failed to do so, thus on June 28, 2011, the Court issued an order to show cause why the case should not be dismissed and the hearing is scheduled for August 12, 2011.  The Company believes that the claims are without merit and any losses that are probable or reasonably possible of being incurred as a result of such claims would not be material to the financial statements as a whole.

In addition, from time to time, the Company is subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in its consolidated balance sheet would not be material to the financial statements as a whole.”

Page 3	Ms. Kathleen Collins
August 30, 2011

****

In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the Tandy representations.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:	Jonathan S. Hoak, Flextronics International Ltd.
Susan Marsch, Flextronics International Ltd.
Christopher Collier, Flextronics International Ltd.

Joe Maglione, Deloitte & Touche LLP

Melissa Feider, Securities and Exchange Commission

Flextronics International Ltd.	65.6299.8888	Main
Company Reg. No. 199002645H	65.6543.1888	Fax
2 Changi South Lane
Singapore 486123	www.flextronics.com

August 30, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:	Flextronics International Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed on May 23, 2011
File No. 000-23354

Ladies and Gentlemen:

On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comment raised in the letter dated August 23, 2011 (the “2nd Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Christopher Collier

Christopher Collier
Chief Accounting Officer